                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1



                              Travelocity.com Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893953109
                  --------------------------------------------
                                 (CUSIP Number)





                                January 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 9 pages

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  CUSIP No. 893953109                  13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, a separate operating unit of Goldman, Sachs & Co.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 751,400

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               925,540
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  968,800

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               925,540

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,894,340

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           11.6%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------



                               Page 2 of 9 pages

-----------------------
  CUSIP No. 893953109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Trust on behalf of
           Goldman Sachs Internet Tollkeeper Fund
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               925,540
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               925,540

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           925,540

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           5.7%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IC

------------------------------------------------------------------------------



                                Page 3 of 9 pages

Item 2(a).         Name of Persons Filing:
                   Goldman Sachs Asset Management and Goldman Sachs Trust on behalf of Goldman Sachs Internet Tollkeeper Fund

Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   Goldman Sachs Asset Management and Goldman Sachs Trust:
                   32 Old Slip, New York, NY  10005

Item 2(c).         Citizenship:
                   Goldman Sachs Asset Management - New York
                   Goldman Sachs Trust - Delaware

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[X] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                              Goldman Sachs Trust on behalf of
                              Goldman Sachs Internet Tollkeeper Fund

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs Asset Management, a separate operating unit of Goldman, Sachs & Co.

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                               Page 4 of 9 pages

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     --------------------------
     * In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the asset management unit of Goldman, Sachs & Co. (the "Asset Management Unit"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman, Sachs & Co. The Asset Management Unit disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which it or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which its affiliate is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Asset Management Unit.



                                Page 5 of 9 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2001


                                GOLDMAN, SACHS & CO. on behalf of
                                Goldman Sachs Asset Management


                                By:  /s/ Roger S. Begelman
                                     --------------------------------------
                                Name:    Roger S. Begelman
                                Title:   Attorney-in-fact




                                GOLDMAN SACHS TRUST on behalf of
                                Goldman Sachs Internet Tollkeeper Fund


                                By:  /s/ Roger S. Begelman
                                     --------------------------------------
                                Name:    Roger S. Begelman
                                Title:   Attorney-in-fact



                                Page 6 of 9 pages

                                INDEX TO EXHIBITS




Exhibit No.             Exhibit
-----------             -------

  99.1 Joint Filing Agreement, dated February 10, 2001, between Goldman, Sachs & Co. on behalf of Goldman Sachs Asset Management and Goldman Sachs Trust on behalf of Goldman Sachs Internet Tollkeeper Fund

  99.2                 Power of Attorney,  dated  April 30,  1999,  relating  to
                       Goldman Sachs Trust






                               Page 7 of 9 pages

                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value, of Travelocity.com Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.


Date:  February 10, 2001



                                GOLDMAN, SACHS & CO. on behalf of
                                Goldman Sachs Asset Management


                                By:  /s/ Roger S. Begelman
                                     --------------------------------------
                                Name:    Roger S. Begelman
                                Title:   Attorney-in-fact



                                GOLDMAN SACHS TRUST on behalf of
                                Goldman Sachs Internet Tollkeeper Fund


                                By:  /s/ Roger S. Begelman
                                     --------------------------------------
                                Name:    Roger S. Begelman
                                Title:   Attorney-in-fact




                               Page 8 of 9 pages

                                                                  Exhibit (99.2)



                                POWER OF ATTORNEY


     This power of attorney will expire on April 30, 2001.

     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS TRUST (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 30, 1999.


GOLDMAN SACHS TRUST


By:/s/ Michael J. Richman
---------------------------------
Name:  Michael J. Richman
Title: Secretary



                                Page 9 of 9 pages